July 11, 2019

Ronald J. Kruszewski
Chief Executive Officer
Stifel Financial Corp.
501 North Broadway
St. Louis, Missouri 63102-2188

       Re: Stifel Financial Corp.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 20, 2019
           File No. 001-09305

Dear Mr. Kruszewski:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services